

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Mr. William W. Davis
Chief Financial Officer
CROSSTEX ENERGY, INC.
CROSSTEX ENEGRGY, L.P.
2501 Cedar Springs
Dallas, TX 75201

     Re: CROSSTEX ENERGY, INC. & CROSSTEX ENERGY, L.P.
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 1, 2010
                Form 10-Q for the Fiscal Quarter Ended June 30, 2010
                Filed August 6, 2010
                Response Letters Dated September 7, 2010 & October 12, 2010
                File No. 0-50536 & 0-50067

Dear Mr. Davis:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

CROSSTEX ENERGY, L.P.

General

1.   We remind you of prior comments 5, 6, and 7 from our letter to you dated August 23, 2010. Please provide the appropriate revisions in all future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Gross Margin and Gas and NGL Marketing Activities, page 38

2.   We note your response to our prior comment number three. Your response indicates that your measure of "Gross Margin" is a non-GAAP measure. As Gross Margin may be viewed as being synonymous with the GAAP measure "Gross Profit", please revise your description of the measure to avoid investor confusion. Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K for guidance.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and

Mr. William W. Davis
CROSSTEX ENERGY, INC. & CROSSTEX ENERGY, L.P.
November 2, 2010
Page 3

related matters. Please contact Sirimal Mukerjee at (202) 551-3340, Tim Levenberg, Special Counsel at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director